May 4, 2011

Andrew D. Mew

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Safeway Inc.
Form 10-K for the Fiscal Year Ended January 1, 2011 (the “2010 Form 10-K”) filed February 28, 2011
Definitive Proxy Statement on Schedule 14A filed April 1, 2011 (the “Schedule 14-A”)
File No. 1-00041

Dear Mr. Mew:

We are responding to the Staff’s comment letter to Safeway Inc. (the “Company” or “Safeway”) dated April 7, 2011.

The Staff’s comments are set forth below in italics, followed by our response to each comment.

Form 10-K for the fiscal year ended January 1, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 21

1.	We note that you do not quantify the impact of a number of factors that contributed to the change in sales. It would be useful to investors to understand (a) the effect of changes in customer counts and average transaction size per shopping trip in your analysis of identical store sales, excluding fuel, and (b) the reasons for any changes in the retail price of fuel. Finally, please provide a discussion and analysis of other revenue to the extent changes in such revenue is significant to the overall change between years. Alternatively, please tell us why you believe enhanced disclosure is not useful to investors. Please refer to Item 303(a) (3) of Regulation S-K and Section III.B.4 of SEC Release No. 34-48960.

Company’s Response:

In future filings, Safeway will revise its discussion of sales for all periods required similar to the following:

Sales increased 0.5% to $41.1 billion in 2010 from $40.9 billion in 2009. The change in the Canadian dollar exchange rate resulted in a $588.1 million increase in sales. Additionally, fuel sales increased $499.2 million. The average retail price per gallon of fuel increased approximately 19% in 2010 compared to 2009 primarily due to the increase in the cost of fuel. Identical-store sales, excluding fuel, declined 2%, or $734.8 million, as a result of economic conditions, investments in price and deflation. This decline reflects a slight decrease in customer counts and a decline in average transaction size during fiscal 2010. Store closures reduced sales by approximately $230 million.

Other sales and revenue, as shown in Note N of the 2010 Form 10-K, represents only 2.9% of total consolidated Sales and Other Revenue in 2010 compared to 2.8% in 2009. Therefore, we do not believe that additional disclosure of other sales and revenue is necessary to an understanding of Safeway’s results of operations at this time. If other sales and revenue become meaningful to understanding the Company’s results of operations, we will provide additional disclosure.

Liquidity and Financial Resources, page 25

2.	Refer to your disclosure on page 26 regarding the substantial portion of your cash held in Canada and the material tax cost of repatriating Canadian earnings. Please tell us what consideration was given to quantifying the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries and the impact, if any, on your liquidity stemming from the significant cash balance in Canada. We refer you to Item 303(a) (1) of Regulation S-K and Section IV of SEC Release 33-8350.

Company’s Response:

At January 1, 2011, Safeway had sufficient liquidity to fund operations both domestically and internationally for the foreseeable future, without regard to any repatriation of foreign earnings. While we did not believe a reliable estimate of the potential tax impact of repatriating the entire amount of undistributed earnings was practicable, we did believe that any such tax payments would not have a material impact on Safeway’s liquidity. Please refer to our responses to comments six through nine for further discussion.

Consolidated Balance Sheets, page 36

3.	Explain to us and disclose the nature of the components other than your self-insurance liability that comprise accrued claims and other long term liabilities totaling $654.8 million as of fiscal year-end 2010. Advise us if such amounts are reflected in the contractual obligations table on page 29. If not, please explain to us why you have excluded the items from the table and related footnote disclosure.

Company’s Response:

Accrued Claims and Other Long-Term Liabilities consist of the following as of January 1, 2011 (in millions):

Self-insurance liability	$339.0
Deferred rent (including tenant improvement allowances) [1]	150.5
Store lease exit costs [2]	94.0
Executive deferred compensation [3]	28.3
Warrants [4]	22.8
All other [5]	20.2

Total Accrued Claims and Other Long-Term Liabilities	$654.8

1	Deferred rent, discussed in Note A of the 2010 Form 10-K, does not represent a contractual obligation and is not included in the contractual obligation table. However, cash rent is included in the table either as a capital lease obligation or operating lease commitment.

2	Rent commitments, included in the store lease exit cost liability, are included in the contractual obligation table as operating lease commitments. Footnote 3 to the contractual obligation table also includes a component of common area maintenance, insurance and tax payments relating to the store lease exit cost liability. Note C to the 2010 Form 10-K further discloses store lease exit costs.

3	Executive deferred compensation represents compensation that has been deferred at the election of the executive and is invested in a Rabbi Trust, which is included in Other Assets. Executive deferred compensation is therefore not included in the contractual obligation table.

4	Warrants are disclosed in Note F of the 2010 Form 10-K and are not included in the contractual obligation table because the obligations can be settled in cash or stock, and the timing of such settlement is uncertain.

5	Consists of various other long-term liabilities. These are not included in the contractual obligation table because they do not represent contractual obligations.

Note A: The Company and Significant Accounting Policies, page 41

4.	Refer to where you state your investment in Casa Ley is reported using the equity method and is recorded on a one-month delay basis because financial information for the latest month is not available from Casa Ley in time to be included in Safeway’s consolidated results until the following reporting period. Explain to us if the earnings or losses and financial position of Casa Ley are determined in accordance with accounting principles generally accepted in the United States for purposes of applying the equity method of accounting.

Company’s Response:

Safeway’s equity in the earnings of Casa Ley is based on financial information prepared in accordance with accounting principles generally accepted in the United States. We will indicate this in future Form 10-K filings.

Note K: Employee Benefit Plans and Collective Bargaining Agreements, page 58

5.	Please explain how you concluded your estimated long-term rate of return on the U.S. pension plan assets of 8.5% is reasonable and consistent with the requirements of FASB ASC paragraph 715-30-35-47. In this regard, appropriate consideration should be given to the returns being earned by the plan assets. Refer to page 24 where you state, “For 2010, the Company’s assumed rate of return was 8.5% on U.S. pension assets and 7.0% on Canadian pension assets. Over the 10-year period ended January 1, 2011, the average rate of return was approximately 4% for U.S. and 5% for Canadian pension assets.” Please summarize for us by asset class your actual long term returns on U.S. pension plan assets. In this regard, provide to us your historical return experience over the 10, 15, and 20-year periods ended January 1, 2011 by asset class.

Company’s Response:

Safeway concluded its estimated long-term rate of return on U.S. pension plan assets of 8.5% is reasonable, in part, because the Company believes it reflects the historical returns earned by plan assets. Year-over-year performance does not happen in smooth patterns and can fluctuate with short-term market conditions. With most measurement exercises, it is critical to account for many periods and not just focus on one point in time. Safeway began disclosing the 10-year rate of return in 2005 and has disclosed the following results:

	2010	2009	2008	2007	2006	2005
10-year rate of return	4%	3%	3%	9%	10%	10%

On page 24 of the 2010 Form 10-K, Safeway disclosed, “The deteriorating conditions in the global financial markets during 2008 led to a substantial reduction in the 10-year average rate of return on pension assets. We expect that markets will eventually recover to our assumed long-term rate of return.” Since 2008, Safeway has experienced annual returns of 14% in 2010 and 22% in 2009, well ahead of our estimated long-term rate of return, which has begun to bring the 10-year rate up to historical norms.

Safeway’s actual long-term return experience as of January 1, 2011, by asset class, is as follows:

	10 years	15 years	20 years
U. S. Equity	2.04%	7.31%	9.85%
International Equity	5.84%	7.31%	8.75%
Fixed Income	5.19%	5.66%	7.64%
Combined Return	4.38%	7.68%	9.50%

In addition to evaluating historical returns to estimate its long-term rate of return assumption, Safeway also engages its pension plan financial advisors on an annual basis to reconstruct a forward-looking model built up by asset class. The model represents the long-term capital market outlook as of year-end. The assumptions are developed using a building block approach, reflecting observable inflation and interest rate information available in the fixed-income markets as well as Consensus Economics forecasts. The long-term assumptions for other asset classes are based on historical results, current market characteristics, and the advisors’ professional judgment.

Based on our evaluation of historical returns and our outlook for future long-term returns, we believe that 8.5% is reasonable assumption for long-term rate of return on U.S. pension plan assets.

Note J: Taxes on Income, page 55

6.	You indicate that a provision has not been made for U.S. taxes on $2,051.1 million of undistributed earnings of your foreign operations that could be subject to taxation if remitted to the U.S. You further disclose that your intention is to reinvest these earnings in the foreign operations for an indefinite period of time, or to repatriate such earnings only when tax-efficient to do so. Please tell us how you believe your policy complies with FASB ASC 740-30-25-17.

Company Response:

ASC 740-30-25-3 states that it shall be presumed that all undistributed earnings of a subsidiary will be transferred to the parent entity. Accordingly, the undistributed earnings of a subsidiary included in consolidated income shall be accounted for as a temporary difference. However, ASC 740-30-25-17 states that this presumption may be overcome, and no income taxes shall be accrued by the parent entity . . . if sufficient evidence shows that the subsidiary has invested or will invest the undistributed earnings indefinitely.

As of January 1, 2011, the Company considered the undistributed earnings of its foreign subsidiaries to be indefinitely reinvested. Accordingly, the Company did not provide for taxes that would be payable upon repatriation of these undistributed earnings to the United States.

As of year-end 2010 the Company’s Canadian subsidiary, Canada Safeway (its principal foreign business operation), had paid dividends on only two occasions in the last twenty years. The first dividend was in 1990, following the Company’s leveraged buyout, when Canada Safeway paid a dividend in the amount of $460 million, which the Company used to reduce short-term borrowings and increase short-term investments in the United States. The second dividend was in 2005, when Canada Safeway paid a dividend in the amount of $500 million to take advantage of the lower tax rate allowed by the American Jobs Creation Act of 2004. The Company used the dividend proceeds to pay down debt in the United States.

The Company reviews the undistributed earnings of its foreign subsidiaries, including Canada Safeway, as of each reporting date to confirm the fact that foreign earnings continue to be indefinitely reinvested. Management reviews current cash balances and cash flow forecasts for the current year and projections for future years to assess the need for reinvestment in its foreign operations and the potential use of after-tax dividend proceeds in the United States. Management also considers the tax cost of repatriating its foreign earnings. By following these procedures, the Company believes that its repatriation policy complies with ASC 740-30-25-17.

7.	Please describe the specific plans you have for reinvestment of the undistributed earnings of your foreign operations which demonstrates that remittance of these earnings would be postponed definitely.

Company Response:

As of January 1, 2011, the Company had the following plans for reinvestment of undistributed earnings by Canada Safeway: (1) capital expenditures to build new stores, remodel existing stores and improve its information technology; (2) royalty payments to Safeway Inc. for use of certain know-how; (3) interest and principal payments on capital lease obligations; (4) payments to Safeway Inc. for purchase of common stock needed to satisfy Canada Safeway’s obligations under its share-based compensation programs; (5) normal operating expenses incurred in the regular course of its business; and (6) reserves for potential store acquisitions.

Moreover, as of January 1, 2011, the Company determined that it could fund its domestic operations for the foreseeable future without receiving dividends from Canada Safeway. The Company believed that net cash flow from operating activities and other sources of liquidity, including borrowing capacity under Safeway’s commercial paper program and credit agreement, as well as access to the debt capital markets, was adequate to meet anticipated requirements for working capital expenditures, interest payments, dividend payments, stock repurchases, if any, and scheduled principal payments.

Because the Company had plans for reinvestment of foreign earnings in its foreign operations and determined that it could fund its domestic operations without receiving dividends from its foreign operations, the Company concluded that those foreign earnings were indefinitely reinvested as of January 1, 2011.

8.	Please clarify why you believe it is not practicable to determine the amount of unrecognized deferred tax liability related to the approximately $2 billion in undistributed earnings.

Company Response:

The Company believes that it is not practicable to determine the amount of the unrecognized deferred tax liability on undistributed earnings as of January 1, 2011, principally due to the difficulty in determining the amount and use of foreign tax credits. There are many factors and assumptions that are required to estimate the use of these credits, including legal restrictions on the payment and timing of dividends, scheduled reductions in Canadian corporate tax rates, and the effect of royalty payments by Canada Safeway.

Canada Safeway pays Safeway an annual royalty for the use of business know-how developed in the United States. Historically, the amount of the royalty is not settled by the U.S. and Canadian taxing authorities until many years after the fact. It is difficult to predict with reasonable accuracy the amount of royalties that will be paid. Under U.S. tax law, the amount of the royalty has a direct impact on the amount of foreign tax credits that can be used to reduce U.S. federal income tax on future dividends.

As a result of the dividends paid by Canada Safeway in 2011, the effect of the uncertainties described above has been somewhat mitigated. Accordingly, in future annual filings, Safeway plans to include a disclosure similar to the following:

Except as noted below and where required by U.S. tax laws and generally accepted accounting principles, no provision was made for U.S. income taxes on the undistributed earnings of the Company’s foreign affiliates, as the Company intends to use those earnings in its foreign operations for an indefinite period of time. As of the fiscal year end 20xx, the undistributed earnings of the Company’s foreign affiliates was approximately $xx million. If the Company had not intended to utilize the undistributed earnings in its foreign operations for an indefinite period of time, the deferred tax liability as of fiscal year end 20xx would have been in the range of $xx million to $xx million.

9.	We note your Form 8-K dated March 8, 2011 disclosing the dividend from Canada and expected income tax expense of $80 million. Please tell us the date the Board approved the dividend and when the dividend was initially discussed prior to the Board’s approval. In this regard, specifically tell us how you were able to conclude that none of your undistributed earnings from Canada would be remitted in the foreseeable future such that income taxes were not accrued. See FASB ASC 740-30-25-19. Further, please tell us if you will be utilizing unrecognized foreign tax credits referred to in your disclosure on page 56 to reduce your liability.

Company Response:

The following is a summary of the events leading up to the decision to pay a Canadian dividend in 2011:

In the second half of 2010, there was a great deal of media attention on the possibility of tax relief legislation similar to the American Jobs Creation Act of 2004 to encourage U.S. companies to repatriate foreign earnings in order to stimulate the U.S. economy. At a meeting of the Company’s Board of Directors on December 7, 2010, the Board discussed the build-up of cash in Canada and potential future uses of that cash. Management advised the Board of the prospects for future U.S. tax legislation that would enable the Company to repatriate foreign earnings in a more tax–efficient manner. The Board asked to be kept informed of any development in the prospects for tax relief.

As of January 1, 2011, no such legislation had been enacted, and management determined that it would monitor legislative developments going forward. Thus, as of January 1, 2011, the Company had not decided to remit undistributed earnings from Canada Safeway in the foreseeable future.

In January and February 2011, meetings were held with various member of the Company’s management to discuss a potential Canadian dividend. Issues specifically discussed included:

Updated assessment of the potential tax law changes - There were mixed reports on the prospects for tax law changes: some indicating that legislative relief was likely, others that it was not.

Discussions of strategies to mitigate the tax impact of a potential dividend.

Discussions with rating agencies – Management believed it was important to assess the reaction of the rating agencies to the use a significant portion of a potential Canadian dividend to repurchase Company stock. Phone calls with the rating agencies (S&P, Moody’s, Fitch and DBRS) were scheduled to discuss potential plans.

On February 23, 2011, members of the Company’s management spoke by phone with the rating agencies to discuss the potential dividend. The consensus of the agencies was that the potential dividend and its contemplated use would not impact Safeway’s ratings.

On February 28, 2011, the Company filed its 2010 Form 10-K.

In March 2011, Safeway reached an agreement with the majority shareholders of its Mexican affiliate, Casa Ley. The revised agreement limited the ability of Casa Ley to pay dividends without the approval of Safeway. The revised shareholder agreement was signed on March 8, 2011. This revision, along with the change in status regarding the Company’s ability to use foreign tax credits, permitted Safeway to reduce its tax expense on the potential dividend.

On March 2, 2011, management completed its assessment of the incremental tax cost of a Canadian dividend and reviewed that assessment with Deloitte & Touche LLP. Management determined that the Company would incur income tax expense of approximately $80 million in the first quarter of 2011 and pay approximately $95 million of cash taxes in the second quarter of 2011. In connection with these computations, management determined that the Company would utilize foreign tax credits to reduce its U.S. taxes on a portion of the dividend.

On March 4, 2011, a presentation was made to Steve Burd, Safeway’s CEO. Issues discussed included the tax impact of the dividend, potential uses of the net cash from the dividend and rating agency reaction. Later that day, a presentation was made to the Board of Directors. Based on statements made by the Obama administration in February 20111, management advised the Board that it was unlikely that any tax legislation pertaining to repatriation of foreign earnings would be enacted in the foreseeable future. Moreover, in light of the Company’s capital structure and current conditions in the debt and equity markets, management determined that the Company could improve future earnings per share by distributing a portion of Canada Safeway’s earnings to the Company in order to buy back stock and pay off debt in the United States in 2011. The Board approved the payment of a $1.1 billion Canadian dividend.

On March 8, 2011, at its annual investor conference, Safeway announced the decision to pay a dividend of $1.1 billion from its wholly-owned Canadian subsidiary to the U.S. parent.

[1]	See Meg Shreve and Drew Pierson, “No Repatriation Holiday Without Tax Reform, Geithner Says,” Tax Notes, February 10, 2011, 2011 TNT 28-2; Also, see John D. McKinnon, “Treasury Still Doubtful on Tax Holiday,” The Wall Street Journal (WSJ.com), February 17, 2011.

ASC 740-30-25-19 states that if circumstances change and it becomes apparent that some or all of the undistributed earnings of a subsidiary will be remitted in the foreseeable future but income taxes have not been recognized by the parent entity, it shall accrue as an expense for the current period income taxes attributable to that remittance. As a result of the Board’s approval of the payment of a $1.1 billion dividend from Canada Safeway to the Company on March 4, 2011, Safeway recorded income tax expense on the dividend in the first quarter of 2011.

Note M: Commitments and Contingencies, page 63

10.	We note your disclosures here regarding the State of California, ex rel. Bill Lockyer (subsequently ex. Rel. Jerry Brown) v. Safeway Inc. dba Vons, et al. You have not disclosed either the possible loss or range of loss which appears unusual given the stage of this matter. Please either provide a range of loss, or provide explicit disclosure for the matter that you are unable to estimate the loss or range of possible loss and the reasons why you are unable to provide an estimate. Furthermore, if you cannot estimate the possible loss or range of possible losses, please consider providing additional disclosure that could allow a reader to evaluate the potential magnitude of the matter.

Company’s Response:

The complaint in this action seeks declaratory and injunctive relief, not monetary damages. Our disclosure states: “The complaint seeks declaratory and injunctive relief.” The disclosure also states that “[t]he Attorney General has also indicated that it may seek an order requiring the return of any funds received pursuant to the MSAA.” We also disclose that the Company received $83.5 million under the agreement. The Company believes that the 2010 Form 10-K disclosure is adequate and allows the reader to evaluate the potential magnitude of this matter.

Item 9A. Controls and Procedures, page 67

11.	We note your statement that “[your] management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and in reaching a reasonable level of assurance, the Company’s management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.” Please state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and provide us with your proposed disclosure.

Company’s Response:

The third paragraph in Item 9A directs the reader to “Management’s Annual Report on Internal Control over Financial Reporting” in Part II, Item 8 of the 2010 Form 10-K. The first paragraph of this report, found on page 32, states, “The Company’s internal controls were designed to provide reasonable assurance as to the reliability of its financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States . . .”

The Company believes this disclosure addresses the SEC staff’s comment.

Item 15. Exhibits and Financial Statement Schedules, page 70

12.	With your next current or periodic report, please file complete copies of material agreements, including all exhibits, schedules, and attachments or advise us why you are not required to file these documents. See Item 601(b)(10) of Regulation S-K. For example, we note that you have not provided all of the schedules and/or exhibits to the following exhibit:

•	Exhibit 10(iii).17 – Form of Credit Agreement, dated June 1, 2005;

The above is an example only and not necessarily all inclusive. Please ensure that your material contracts on file are complete.

Company’s Response:

The Company will review all material contracts on file for completeness and, except as requested below, will re-file complete copies of those of the Company’s current material agreements that continue to be required under the criteria set forth in Item 601(b) (10) of Regulation S-K for which complete copies were not previously filed with the Commission. To the extent that Safeway’s material contracts contain confidential information, the Company reserves the right to redact and to request confidential treatment of such information.

As for the Credit Agreement, dated June 1, 2005 (“Original Credit Agreement”), the Company will be entering into a new credit agreement by June 2011 (“New Credit Agreement”), which will replace the Original Credit Agreement in its entirety. At that time, all commitments under the Original Credit Agreement will be terminated and all borrowings thereunder, if any, will be repaid. The New Credit Agreement will be disclosed in a Current Report on Form 8-K (the “Form 8-K”) shortly after being fully executed. The Form 8-K will include a fully-executed version of the New Credit Agreement, including all schedules and exhibits of that agreement. Since the Original Credit Agreement will be replaced shortly after the Company’s filing of its Quarterly Report on Form 10-Q for the quarter ended March 26, 2011 (the “Form 10-Q”), the Company believes that re-filing the Original Credit Agreement may potentially confuse investors. In addition, once the New Credit Agreement is in place, we do not believe the Original Credit Agreement, including any schedules and exhibits thereto, will be material, and we do not believe that re-filing the Original Credit Agreement would promote the interests of the investing public. In the Form 10-Q, the Company added the following disclosure:

The Company is currently in the process of refinancing the Credit Agreement. The refinancing is expected to be complete by June 2011.

Therefore, in order to avoid confusion to investors, the Company respectfully requests that it not be required re-file the Original Credit Agreement to include all of the schedules and/or exhibits thereto.

Definitive Proxy Statement on Schedule 14A

Performance Payouts, page 25

13.	We note that the payout amounts under your “Will to Win” bonus plan ranged from 12% to 50% of each employee’s maximum payout under the “Operating Bonus Plan.” With a view toward understanding how you calculated the amounts paid to each of your named executive officers, please disclose the maximum payout amounts under the “Operating Bonus Plan” applicable to each of your named executive officers and the percentage of such payout awarded under the “Will to Win” bonus plan and provide us with your proposed disclosure.

Company’s Response:

On page 26 of the Schedule 14-A, the “Will to Win” bonus is described as a “special bonus under the Operating Bonus Plan” of “. . . up to 50% of an individual’s maximum Operating Bonus Plan bonus. . .” The maximum payout amount under the Operating Bonus Plan for the Chief Executive Officer (“CEO”) is 170% of his annual base salary, as disclosed on page 31 of the Schedule 14-A. For the other named executive officers (“NEOs”) we disclose that the maximum bonus under the Operating Bonus Plan is a lower percentage than the CEO. In footnote 5 to the Grants of Plan-Based Awards table on page 41 of the Schedule 14-A, we disclose that the maximum amounts included in that table (which include payouts under the Operating Bonus Plan and the Company’s Capital Bonus Plan) represent 125% of the base compensation for the NEOs for 2010. While we do not include the actual maximum payout under the Operating Bonus Plan as a percentage of annual base salary for the other NEOs, the reader knows the maximum percentage is less than 125%. The actual payouts for 2010 performance under the Operating Bonus Plan are shown in column (5) of the Summary Compensation Table on page 39 of the Schedule 14-A. The payouts, both in dollars and as a percentage of each NEO’s maximum Operating Bonus Plan bonus, are shown below, as calculated by dividing the amount in column (5) of the Summary Compensation Table for each NEO (since we disclose in the Schedule 14-A that no bonuses under the Capital Bonus Plan were paid to any executive officers for 2010 capital performance, this amount represents exclusively the payout under the Operating Bonus Plan) by the maximum bonus amount in the Grants of Plan-Based Awards table:

Steven A. Burd	$750,000	30%
Robert L. Edwards	$320,746	50%
Diane M. Dietz	$325,411	50%
Bruce L Everette	$310,797	50%
Larree M. Renda	$326,371	50%

Because the reader of the Schedule 14-A can derive the 50% of maximum payout under the Operating Bonus Plan for each NEO other than the CEO and because the reader knows that the maximum payout for each such NEO under the Operating Bonus Plan is less than 125% of his or her annual base salary, we respectfully submit that the reader can determine how we calculated the amounts paid to each NEO under the “Will to Win” bonus plan. However, in future Schedule 14-A filings, we will disclose the maximum bonus under the Operating Bonus Plan for all NEOs.

*******

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (925) 467-3628 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Dennis J. Dunne
Dennis J. Dunne
Vice President, Corporate Accounting